UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 06, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED – AVAILABILITY OF ANNUAL
B-BBEE COMPLIANCE REPORT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 JSE share code: ANG
CUSIP: 035128206 NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")
6 May 2019
NEWS RELEASE
AVAILABILITY OF ANNUAL B-BBEE COMPLIANCE REPORT
The Company's annual Black Economic Empowerment Verification Certificate in terms of section 13G(2)
of the B-BBEE Amendment Act 46 of 2013 ("the BEE Verification Certificate") has been published on the
Company's website - https://thevault.exchange/?get_group_doc=143/1556264529-EmploymentEquityReport2018.pdf.
ENDS
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 06, 2019
AngloGold Ashanti Limited
By: /s/ M E SANZ PEREZ
Name:
M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance